UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
April, 2011	033-80178-02

TEMBEC INC.
(Exact name of the registrant as specified in its charter)

MONTREAL, CANADA
(Jurisdiction of Incorporation or Organization)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F [X]                                    Form 40-F [  ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes [  ]                                              No [X]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXHIBIT LIST

Exhibit	Description

Exhibit 99.1	Consolidated Financial Statements for the period ended March 26, 2011
Exhibit 99.2	Management's Discussion and Analysis for the period ended March 26, 2011
Exhibit 99.3	Form 52-109F2 - Certification of Interim Filings - CEO
Exhibit 99.4	Form 52-109F2 - Certification of Interim Filings - CFO
Exhibit 99.5	Press Release dated April 27, 2011

TEMBEC INC.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

April 28, 2011

TEMBEC INC.

/s/ Patrick LeBel
Patrick LeBel
Vice President, General Counsel and Secretary